January 4, 2005


Mail Stop 0306

Mr. Jacques Tizabi
President & Chief Executive Officer
Universal Detection Technology
9595 Wilshire Blvd., Suite 700
Beverly Hills, California 90212

Re:	Universal Detection Technology
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed December 23, 2004
	File No. 333-117859

Dear Mr. Tizabi:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Given that you have completed your fourth fiscal quarter, include a "Recent Developments" section summarizing any material changes in your operating results and/or financial condition during the quarter.
Also, update to reflect any other material changes that took place during the latest quarter. For example, update Item 26 on page II-1 if necessary.
2. We note your response to comment 8 regarding requiring an additional test to detect anthrax after your device detects an increase in spores. Please revise the prospectus summary disclosure to clarify that your device only detects an increase in spore count, which may or may not be anthrax, and that an additional test is required to detect the presence of anthrax. This is particularly important since you refer to your product as an "anthrax smoke detector," when in fact it does not specifically detect anthrax. Audit Committee Inquiry - Page 15
3. Disclose the amount of Company funds involved.
4. Please update your executive officer compensation for 2004 in your next amendment.
Business
5. In an appropriate location, discuss the Secure Wrap purchase order, and disclose the purchase price per unit.
Management
6. Expand to identify the "Vice President of Global Strategy," provide relevant biographical information, and disclose the material terms of the employment agreement. File the agreement as an exhibit.
7. Update the director compensation information. We note the disclosure on page F-43.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Louis Canant at (202) 942-1897 or in his absence, Gary Todd at (202) 942-2862, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.

      Sincerely,



      Peggy Fisher
      Assistant Director
cc (via fax):  	Julie M. Kaufer, Esq.

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Universal Detection Technology
Jacques Tizabi
Page 3